DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/22/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER

329,900

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

329,900
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

329,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.66%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
_____




Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Ready Mix Inc. ("RMX" or the "Issuer").The principal executive offices of RMX are located at 3430 E Flamingo, Suite 100, Las Vegas, NV 89121.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a
Principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors.
Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment,decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of Managed accounts. All funds that have been utilized to purchase
Such shares are from such accounts or from margin loans from Broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The filing persons have acquired the shares of RMX for investment purposes. The filing persons may communicate with management ways to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 8K filed on 11/14/06 there were 3,807,500 shares of RMX outstanding as of 9/30/06. The
Percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 329,900 shares of RMX or 8.66% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of RMX were purchased (there were no sales):

10/4/2006	4,000	10.55
10/9/2006	2,000	10.395
10/11/2006	2,800	10.5
10/18/2006	4,500	10.45
10/23/2006	1,300	10.1269
10/25/2006	300	10.39
10/26/2006	7,875	10.6
10/26/2006	2,625	10.6
10/26/2006	2,625	10.6
10/26/2006	2,625	10.6
10/26/2006	15,750	10.6
11/14/2006	12,700	10.2813
11/15/2006	20,000	10.3
11/16/2006	32,900	10.297
11/17/2006	5,000	10.3
11/20/2006	27,700	10.3
11/21/2006	25,600	10.3
11/22/2006	44,300	10.3052
11/24/2006	50,700	10.3
11/27/2006	31,100	10.3
11/28/2006	4,000	10.3
11/30/2006	2,700	10.3348
11/30/2006	2,300	10.3348
12/1/2006	500	10.45
12/1/2006	500	10.65
12/1/2006	200	10.6499
12/1/2006	4,900	10.55
12/1/2006	100	10.55
12/1/2006	2,000	10.4999
12/1/2006	1,700	10.55
12/1/2006	1,500	10.55
12/1/2006	1,400	10.5
12/1/2006	600	10.5
12/1/2006	1,000	10.4999
12/1/2006	100	10.55
12/1/2006	1,400	10.55
12/1/2006	500	10.55
12/1/2006	1,500	10.55
12/1/2006	500	10.55

  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR
RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/04/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: 	Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below
Agree to the joint filing on behalf of each of them of the
Schedule 13D (and all further amendments filed by them) with respect To the shares of RMX.

Dated: 12/04/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos